April 17, 2009
VIA EDGAR
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Graphic Packaging Holding Company Preliminary Proxy Statement filed on March 19, 2009 Commission File No. 001-33988
Dear Mr. Reynolds:
     Graphic Packaging Holding Company (the “Company”) is hereby responding to the comments contained in your letter dated April 15, 2009 relating to the Preliminary Proxy Statement for the Annual Meeting of Stockholders to be held on May 13, 2009, filed on March 19, 2009. The comments of the Staff are set forth in bold and italicized text below and the Company’s responses are set forth in plain text immediately beneath each comment. The references in the Company’s responses below to page numbers refer to the pages in the blacklined courtesy copies of the Company’s definitive Proxy Statement (the “Proxy Statement”), which we are providing to you for your convenience.
Compensation Discussion and Analysis, page 12
1.	We note your response to prior comment one from our letter dated April 2, 2009 and the statement that “the Committee may make adjustments in one or more components of compensation to achieve the 50th percentile of total compensation.” Your draft disclosure also states that the “vesting and payout of all the RSUs previously granted under the 2004 Plan did not affect the Committee’s decisions with respect to long-term incentives or other components of compensation in 2008.” It is still unclear if and how the components of compensation are evaluated together in order to achieve the 50th percentile. For example, it is unclear if the Committee has complete discretion and may rely on just one or a couple of the components in order to achieve the 50th percentile, or if the Committee is required or expected to use at least some compensation from one or more of the components to achieve the 50th percentile. Please revise accordingly.

As discussed with the Staff, the Compensation Committee and the Board of Directors have full discretion to choose the elements of executive compensation and to adjust

Mr. John Reynolds
April 17, 2009

the proportion of such elements to structure the Company’s compensation program for each year. Although the Compensation Committee and the Board of Directors have chosen to use several compensation elements or types for many years, there is no requirement that they use any particular component in any particular proportion of total compensation, or at all.

To address Comment No. 1, the Company proposes to add the following language after the fourth sentence in the first paragraph under the heading “Guiding Principles and Policies” on page 12 of the Proxy Statement:
“The Committee and the Board of Directors have full discretion to choose the elements of executive compensation that the Executives will be paid or eligible to earn each year and to adjust the proportion of total compensation opportunity that each element provides.”
The Company has also disclosed under the headings “Base Salary,” “Management Incentive Plan” and “Long Term Incentives,” that for 2008, the Compensation Committee targeted each of three main components of executive compensation at approximately the 50th percentile of the peer group. Language under the heading “Perquisites” also explains that the payment in lieu of perquisites provided to the Executives is intended to replace a similar value of perquisites typically provided to executives by companies comparable to the Company. Since each of the primary elements of 2008 compensation was targeted at approximately the 50th percentile of the peer group, total compensation for Executives, if earned and paid at the targeted levels, was intended to approximate the 50th percentile of total compensation paid to the peer group. We also note that under the heading “Guiding Principles and Policies” the Company discloses that due to recent promotions, changes in the peer group to reflect the Company’s size and the redesign of the long-term incentive program, which resulted in the Executives receiving no grants of Service-Based RSUs in 2008, total compensation for the Executives was below the 50th percentile of the peer group for 2008.

To further clarify the role that the payout of all of the RSUs previously granted under the 2004 Plan had in determining 2008 total compensation for the Executives, we propose to add the following language after the second sentence under the heading “2008 Payouts and Grants” on page 15 of the Proxy Statement:
“The vesting and payout of all of the RSUs previously granted under the 2004 Plan was treated as contractually agreed-upon compensation granted in prior years and did not affect the Committee’s decisions with respect to long-term incentives or other components of compensation in 2008. Accordingly, the payout amounts were not considered in setting total compensation at approximately the 50th percentile for 2008.”

Mr. John Reynolds
April 17, 2009

2.	We note your draft disclosure and response to comment four from our letter dated April 2, 2009. Please disclose the percentage of the award attributed to each performance objective for the named executive officers’ grants of RSUs.

To clarify the method used to calculate the number of Performance RSUs granted in May 2008, we propose to add the following language after the second sentence of the second paragraph under the heading “Long-Term Incentives” on page 15 of the Proxy Statement:
“The number of Performance RSUs granted could range from 0% to 140% of the number of Service RSUs previously granted, based on the Company’s performance (as measured against specific performance metrics) during the prior year.”
We also propose to add the following language after the fourth sentence in the paragraph under the heading “Stock Awards” on page 21 of the Proxy Statement:
“The 112% award level represents 80% (4 out of 5 metrics achieved) multiplied by 140% (the maximum percentage of Service RSUs payable as Performance RSUs under the 2007 long term incentive program).”
Certain Relationships and Related Transactions, page 25
3.	We note your draft disclosure and response to prior comment five. With a view to disclosure, please advise us of the revenue impact of the joint venture formed with MillerCoors in June 2008.

The joint venture formed by SABMiller plc and Molson Coors Brewing Company in June 2008 did not have any effect on the Company’s revenues during 2008. The Company had (and continues to have) separate contracts with both SABMiller plc and Coors Brewing Company that govern their respective purchases. To clarify the disclosure previously provided, we propose to include the following language after the fifth sentence in the second paragraph under the heading “Transactions with Adolph Coors Company” on page 34 of the Proxy Statement:
“Sales under this agreement were approximately $87 million for the year ended December 31, 2008. The Company did not sell directly to MillerCoors, a joint venture formed by Molson Coors Brewing Company and SABMiller plc in June 2008, because both Coors Brewing Company and SABMiller plc purchased under separate contracts with the Company throughout 2008.”

Mr. John Reynolds
April 17, 2009

Closing Comments
The undersigned hereby acknowledges, on behalf of the Company, that

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has additional comments or questions after reviewing this response, please contact the undersigned at (770) 644-3232 or Mr. Stephen Hellrung at (770) 644-3231.
Very truly yours,
/s/  Laura Lynn Smith

Laura Lynn Smith
Counsel and Assistant Secretary

cc:	David W. Scheible, President and Chief Executive Officer
Stephen A. Hellrung, Senior Vice President, General Counsel and Secretary
Dana Brown, Securities and Exchange Commission, Division of Corporation Finance,
via facsimile to (703) 813-6963